FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month March 2005

Commission File Number 001-15118

VIDESH SANCHAR NIGAM LIMITED

(Translation of registrant’s name into English)

Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes              No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -                      .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1	Press release dated March 1, 2005 regarding VSNL’s commencement of the installation of SMW-4 Submarine cable system in Mumbai.

2	Press release dated March 2, 2005 regarding the launch by VSNL UK of Wholesale voice service in Europe.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on September 29, 2004. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VIDESH SANCHAR NIGAM LIMITED

By:	/s/ Amitabh A Khanna
Name:	Amitabh A Khanna
Title :	Chief Financial Officer

Date: March 02, 2005

EXHIBIT 1

PRESS RELEASE

Laying Operation of SMW-4 Submarine Cable for VSNL Cable station commence

Mumbai, February 28, 2005: The cable laying operation of Sea-Me-We-4 cable system linking France to Singapore with Mumbai, India as a landing point for VSNL has commenced on 24th Feb. 2005. The cables both from Singapore side and France side shall land at Mumbai at VSNL cable landing station located at Prabhadevi, Mumbai. The shore end cable laying operation, undertaken by Vessel ETISALAT since 24th Feb. 2005, covering a distance of 22 kms for cables from both sides got completed on 28th Feb. 2005. After completion of laying operation at shore end, Other Vessels viz. UMM Al Anber and ILE- De -Batz are expected to reach the site in near future for commencing the further cable laying work to link Mumbai with UAE and Singapore.

The installation of terminal equipment at Mumbai cable station has also commenced since beginning of Jan 2005. The SMW-4 submarine cable system, having design capacity of 1.28 Terabits. with two fiber pairs deploying DWDM technology is progressing very satisfactorily and is scheduled to be completed during 4th Q 2005. Upon commissioning, this cable system would play a key role in facilitating traffic to the Far East, Europe and USA both via Atlantic and Pacific route out of India. VSNL is playing a very major role in SMW-4 project by undertaking the responsibility of Network Administrator (NA) and Network Operating Centre (NOC) of the system.

About VSNL

Videsh Sanchar Nigam Limited, first telecom service provider in the world to get the prestigious TL 9000 certification, is India’s leading provider of International Telecommunications and Internet Services. As the country’s leader in International Long Distance services and with a strong pan-India National Long Distance presence, VSNL is the leader in the Corporate Data Market in the country today with a strong service offering covering IPLCs, ILLs, Frame relay, ATM and MPLS based IP-VPN services. With established relations with over 80 carriers across the globe, VSNL today has a strong infrastructure base that covers multiple gateways, earth stations and submarine cable systems.

VSNL, a member of the world known Tata Group of Companies is now rapidly growing its retail & corporate presence under the Tata Indicom brand name through its products like high speed broadband, dial-up Internet, net telephony and calling cards, and has an internet subscriber base of over 8,00,000 subscribers. The Company also proposes to consolidate its presence in the Internet space by increasing its impetus on the Retail Broadband business. VSNL also offers a host of other valued added services that include Television / Video uplinking, Program transmission services, Frame relay services and Inmarsat services. The company has recently launched Bandwidth-on-Demand for its ILL customers which aims at meeting the short term urgent additional bandwidth requirements to almost double the capacity within a 48 hour timeframe, thereby enabling them to undertake and execute unforeseen new project opportunities within record time.

Forward-looking and cautionary statements:

Certain words and statements in this release concerning VSNL and its prospects, and other statements relating to VSNL’s expected financial position, business strategy, the future development of VSNL’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements of VSNL, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding VSNL’s present and future business strategies and the environment in which VSNL will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of VSNL’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in VSNL’s control, include, but are not limited to, those risk factors discussed in VSNL’s various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. These forward-looking statements speak only as of the date of this release. VSNL expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in VSNL’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

For more information, please contact:

Vibhuti Amarnath Agrawal

Vaishnavi Corporate Communications

Mumbai

56568746 / 9820363389

EXHIBIT 2

Contact:

Giles Sanderson/Andrew Lorenz

Financial Dynamics

Direct: +44 207 269 7145/7113

FOR IMMEDIATE RELEASE

VSNL UK LAUNCHES WHOLESALE VOICE SERVICE IN EUROPE

- Service Intended to Meet the Growing Demand for Indian Connectivity -

London, England – March 2, 2005 – Videsh Sanchar Nigam Limited (NYSE: VSL) today announced that its UK affiliate, VSNL UK Ltd., has launched a wholesale voice offering to meet the high demand for quality voice termination to India. The service is intended to support the expansion of VSNL’s international voice business.

VSNL UK is focused on selling to European carriers seeking Indian termination service and currently companies in 18 countries look to VSNL UK as a vehicle to connect with India. Through a strategic partnership with Interoute utilizing their Virtual Voice Network, VSNL is able to provide next generation voice services using TDM or VoIP for interconnection.

“Our goal is to rapidly expand our wholesale voices services so that we can effectively enable enterprise customers and retail voice carriers to reach India.” said Claude Sassoulas, Head of European Region VSNL UK Ltd. “This is the first step in the evolution of a strategically important market and we see significant opportunity to add capacity to meet the overwhelming demand for Indian connectivity.”

VSNL UK has interconnected with a number of leading regional and alternative telecom operators across Europe to terminate their India-bound traffic and offers the advantages of flexible agreements and charging methods to meet the needs of the wholesale voice market.

“We anticipate having 60 carrier interconnects operational by the end of March 2005,” said Satish Bangara, VSNL Vice President of International Voice Services. “In January 2005, the first full month of operations, VSNL UK reached an annualized run rate of 40 million minutes.”

In November 2004, VSNL announced the acquisition of the Tyco Global Network undersea cable system and the launch of the Tata Indicom Cable system between Singapore and India. VSNL is also the network administrator for the SeMeWe 4 cable system. These developments will complement VSNL’s existing capacity and enable it to carry more traffic seamlessly to India.

###

About VSNL

Videsh Sanchar Nigam Limited, first telecom service provider in the world to get the prestigious TL 9000 certification, is India’s leading provider of International Telecommunications and Internet Services.

As the country’s leader in International Long Distance services and with a strong pan-India National Long Distance presence, VSNL is the leader in the Corporate Data Market in the country today with a strong service offering covering IPLCs, ILLs, Frame relay, ATM and MPLS based IP-VPN services. With established relations with over 80 carriers across the globe, VSNL today has a strong infrastructure base that covers multiple gateways, earth stations and submarine cable systems.

VSNL, a member of the world known Tata Group of Companies is now rapidly growing its retail & corporate presence under the Tata Indicom brand name through its products like high speed broadband, dial-up Internet, net telephony and calling cards, and has an internet subscriber base of over 8,00,000 subscribers. The Company also proposes to consolidate its presence in the Internet space by increasing its impetus on the Retail Broadband business. VSNL also offers a host of other valued added services that include Television / Video uplinking, Program transmission services, Frame relay services and Inmarsat services. The company has recently launched Bandwidth-on-Demand for its ILL customers which aims at meeting the short term urgent additional bandwidth requirements to almost double the capacity within a 48 hour timeframe, thereby enabling them to undertake and execute unforeseen new project opportunities within record time.

Forward-looking and cautionary statements:

Certain words and statements in this release concerning VSNL and its prospects, and other statements relating to VSNL’s expected financial position, business strategy, the future development of VSNL’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements of VSNL, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding VSNL’s present and future business strategies and the environment in which VSNL will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of VSNL’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in VSNL’s control, include, but are not limited to, those risk factors discussed in VSNL’s various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. These forward-looking statements speak only as of the date of this release. VSNL expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in VSNL’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.